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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


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                               AMENDMENT NO. 1 TO
                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                         GRIFFIN TECHNOLOGY INCORPORATED
                            (Name of subject company)

                         GRIFFIN TECHNOLOGY INCORPORATED
                      (Name of person(s) filing statement)

                             COMMON STOCK, PAR VALUE
                                 $0.05 PER SHARE
                         (Title of class of securities)

                                   398268 10 2
                     ((CUSIP) number of class of securities)

                                ROBERT S. URLAND
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         GRIFFIN TECHNOLOGY INCORPORATED
                              1133 CORPORATE DRIVE
                           FARMINGTON, NEW YORK 14425
            (Name, address and telephone number of person authorized
                to receive notice and communications on behalf of
                         the person(s) filing statement)


                                 WITH A COPY TO:

                              JOHN C. PARTIGAN, ESQ.
                       NIXON, HARGRAVE, DEVANS & DOYLE LLP
                                 CLINTON SQUARE
                                  P.O. BOX 1051
                            ROCHESTER, NEW YORK 14603

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          This Amendment No. 1 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission on October 26, 1995 by Griffin Technology Incorporated, a New York corporation (the "Company"), relating to a tender offer made by D-GT Acquisition, Incorporated, a New York corporation (the "Purchaser") and wholly-owned subsidiary of Diebold, Incorporated, an Ohio corporation, to purchase all of the outstanding shares of the Company's common stock, par value $0.05 per share (the "Shares") at $7.75 per share net to the seller in cash.

          Except as otherwise indicated herein, the information set forth in the Schedule 14D-9 remains unchanged and each capitalized term used herein and not defined shall have the meaning ascribed to such term in the Schedule 14D-9.

ITEM 3. ADDITIONAL INFORMATION.

          The response to Item 3 is hereby amended by adding the following statement:

          The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the purchase of the Shares pursuant to the Offer was early terminated on October 31, 1995.

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                                   SIGNATURES

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 2, 1995

                                                GRIFFIN TECHNOLOGY, INCORPORATED


                                                By: /s/ Robert S. Urland
                                                    -------------------------
                                                    Name: Robert S. Urland
                                                    Title:  President and
                                                         Chief Executive Officer